SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

_____________________________
GI Dynamics, Inc.
(Name of Issuer)
_____________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

U3762T121
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)
_____________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
X Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. U3762T121	Page 2 of 7 Pages
(1)	Names of reporting persons Medtronic plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. U3762T121	Page 3 of 7 Pages
(1)	Names of reporting persons Medtronic, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization MN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) CO

Item 1(a)	Name of Issuer:
GI Dynamics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
77 Sleeper Street
Boston, MA 02210

Item 2(a)	Name of Persons Filing:
Medtronic plc
Medtronic, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
Medtronic plc: 20 Lower Hatch Street, Dublin 2, Ireland
Medtronic, Inc.: 710 Medtronic Parkway, Minneapolis, MN 55432

Item 2(c)	Citizenship:
Medtronic plc: Ireland
Medtronic, Inc.: MN

Item 2(d)	Title of Class of Securities:
Common Stock.

Item 2(e)	CUSIP Number:
U3762T121

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership
See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

Exhibits
Joint Filing Agreement, dated February 16, 2016, between Medtronic plc and Medtronic, Inc. , incorporated by reference to the Exhibit to the Schedule 13G for the Issuer filed by Medtronic plc and Medtronic, Inc. on February 16, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2019	Medtronic plc

/s/ Karen L. Parkhill
Karen L. Parkhill
Executive Vice President and
Chief Financial Officer

Date:	February 1, 2019	Medtronic, Inc.

/s/ Philip J. Albert
Philip J. Albert
Vice President